Ballard Power Systems Inc.

News Release

Ballard Congratulates Volkswagen AG on Fuel Cell Concept Cars Introduced at LA Auto Show

For Immediate Release – November 26, 2014

LOS ANGELES, CALIFORNIA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) congratulates Volkswagen AG on the fuel cell-powered concept cars the Company introduced at last week’s LA Auto Show. The concept cars represent multiple Volkswagen and Audi brand models: Golf SportWagen HyMotion, Passat HyMotion and Audi A7 Sportback h-tron quattro. These fuel cell cars utilize technology and components developed with the engineering support of Ballard Power Systems.

Randy MacEwen, Ballard President and CEO said, “These fuel cell concept cars are an important step for Group Research at Volkswagen and underscore the progress in fuel cell car development across the entire automotive industry, as demonstrated at the LA Auto Show. We congratulate Volkswagen on these high-performance vehicles and look forward to our continuing relationship with one of the world’s leading automotive manufacturers.”

Commenting on one of the concept cars, Professor Dr. Ulrich Hackenberg, Member of the Board of Management for Technical Development at Audi said, “The h-tron concept car shows that we have also mastered fuel cell technology. We are in a position to launch the production process as soon as the market and infrastructure are ready.” He added, “The A7 Sportback h-tron quattro is a genuine Audi – at once sporty and efficient.”

The concept cars are capable of accelerating from zero to 100 km/h (62.1 mph) in ten seconds or less, have fuel storage capacity enabling a driving range of about 500 kilometers (310.7 miles) and can be refilled with hydrogen fuel in about three minutes.

Each of the cars is powered by a fourth-generation LT PEM (low temperature proton exchange membrane) fuel cell stack, delivering 100 kilowatts of power and augmented by a high-voltage lithium-ion battery. The key element of each individual fuel cell – many of which are combined to form a stack – is a proton-conducting membrane. Each membrane is located between an anode and a cathode in the fuel cell. Hydrogen flows into the cell at the anode end and oxygen at the cathode end. The hydrogen and oxygen react and combine to form water at the cathode end and electrical energy is released in this process, without any combustion.

In March 2013 Ballard and Volkswagen AG signed a long-term Engineering Services contract to advance development of fuel cells for use in powering demonstration cars in Volkswagen AG’s fuel cell automotive research program. The contract term is 4-years, with an option for a 2-year extension.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market developments for our products and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com